UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  June 14, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated June 14, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

June 14, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 12, 2007

J-Pacific Carries Out Phase 2 Drilling at Blackdome Gold Mine

Results promising as program discovers significant mining structures

VANCOUVER, JUNE 14, 2007 - J-Pacific Gold Inc. (TSXV - JPN, OTCBB - JPNJF) today announced the completion of a successful Phase 2 drill program at its Blackdome Gold Mine in British Columbia. Since April, 13 holes were drilled totalling approximately 2,600 metres, confirming significant strike and dip extensions of known gold-bearing structures.

In describing the positive findings, J-Pacific President and CEO Nick Ferris said that his team is pleased and looks forward to receiving the final assay results. "This represents the completion of our crucial first step forward," according to Mr. Ferris. "The key to the program's success lies in an old mining practice related to narrow-vein gold deposits: first, find the gold-bearing structures by drilling, then drift-tunnel to prove grades. Blackdome was once one of the highest-grade gold producers in western Canada. The critical infrastructure and permits remain in place, and we're determined to move this project forward."

Located in the Clinton Mining District of British Columbia, approximately 250 kilometres north of Vancouver and some 70 kilometres west-northwest of the town of Clinton, the Blackdome Gold Mine yielded 240,000 ounces of gold from 338,000 tonnes of ore between 1986 and 1991.

J-Pacific's Senior Geologist, John Harrop, who is leading exploration at the site, was on hand to explain the structure and provide an initial interpretation of Phase 2.

NO. 1 AND NO. 2 VEINS NORTHERN EXTENSION

Results of drilling that tested the northern extension of the No. 1 and No. 2 Veins as far as the southern edge of the basalt cap of Blackdome Mountain were reported in Phase 1 of the program (see News Release No. 6, 2007).

NO. 1 AND NO. 2 VEIN INTERSECTION AT DEPTH

The last hole of Phase 1 targeted the intersection of the No. 1 and No. 2 Veins at depth but was stopped due to weather and drilling difficulties. The hole was re-entered and completed, and three additional holes were completed on this target, totalling approximately 850 metres.

NO. 17 VEIN

Three holes (totalling approximately 723 metres) were drilled to test the No. 17 Vein between the southern extent of earlier mine drilling and the basalt cap of Blackdome. Two holes targeted the same depth as the portal on the No. 17 Vein (1,950-metre level asl), and one went deeper (1,890-metre level asl). The width of alteration and stock-work veining increased in the most southerly hole.

BENEATH THE BLACKDOME MOUNTAIN BASALT CAP

Four holes were successfully drilled through the basalt cap, totalling 844 metres. One hole was lost (at approximately 61 metres) due to difficulties in deep overburden. All four holes reached the No. 17 Vein, and at least two intersected what is believed to be the continuation of the No. 1 and No. 2 Veins as they curve into the No. 17 Vein.

Drilling under the basalt cap at the peak of Blackdome revealed that the No. 17 Vein continues through the peak and down the western side of the mountain, parallel to the Giant and Redbird Veins. An intersection west of the basalt cap in the northernmost hole drilled in 2006 intersected this vein, but lack of additional data prevented its association with the No. 17 Vein. This shows that the No. 17 Vein does not become either the No. 1 or No. 2 Vein, but instead is the through-going structure against which the No. 1 and No. 2 Veins end, forming a prospective intersection zone beneath the basalt cap. The known strike length of the No. 17 Vein now approaches that of the Giant Vein, even when taking into account the additional trace identified by surface mapping (below).

SURFACE MAPPING

Surface mapping has also located a vein-breccia structure in an outcrop approximately 800 metres southwest of the surface workings on the Giant Vein. This outcrop is at about the 1,860-metre level and is believed to be an extension the Giant Vein. The vein and breccia are about 0.5 metres in width. Unlike the Giant Vein on the ridge, which dips very steeply, this outcrop indicates the vein is dipping 55 degrees to the northwest. This may indicate a transition in the vein orientation similar to those of the productive No. 1 and No. 2 Veins.

ADDITIONAL DRILLING

One hole was drilled to explore a previously untested vein running between the Redbird and Giant Veins. This vein has a similar orientation to those of the No. 1 and No. 2 Veins and may be their analogue between the Redbird and Giant Veins. Although the vein forms a narrow zone on surface, it does have a surface trace of approximately 300 metres and may provide useful data in targeting intersections on the Giant Vein.

Mr. Harrop said plans to test the down-dip potential of gold mineralization in the Giant Vein have been set aside for a future program. "We've made real progress at Blackdome and look forward to additional results from the winter drilling at our Montgolfier Property, in the Casa Berardi region of Quebec," says Mr. Harrop. "The trends we're exploring there closely resemble those at other highly productive mines in the district."

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of John Harrop, J-Pacific's qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

OTHER BACKGROUND

In the fall of 2006 at the Blackdome Gold Mine, J-Pacific completed a Phase 1 program of 10 holes totalling 2,014 metres, which successfully tested the historical mining veins along strike and demonstrated that they could contain significant gold mineralization.

Currently, the Blackdome Gold Mine has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8g Au/t and 33.7g Ag/t and totalling 50,834 ounces of gold and 134,386 ounces of silver. The infrastructure and processing facilities remain at the mine, as do the majority of permits for operation.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.